CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FIRST QUARTER 2014 FINANCIAL RESULTS AND CHARTER RENEWALS FOR A NUMBER OF ITS VESSELS.

ATHENS, GREECE -- April 30, 2014 -- Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping company today released its financial results for the first quarter ended March 31, 2014.

The Partnership’s net income for the quarter ended March 31, 2014 was $11.2 million. After taking into account the preferred interest in net income attributable to the unit holders of the 18,922,221 Class B Convertible Preferred Units outstanding as of March 31, 2014 (the “Class B Units” and the “Class B Unitholders”), the result for the quarter ended March 31, 2014 was $0.08 net income per limited partnership unit, which is $0.10 higher than the $0.02 net loss per limited partnership unit from the previous quarter ended December 31, 2013, and $0.20 lower than the $0.28 net income per unit in the first quarter of 2013. The Partnership’s reported net income for the first quarter of 2013 included a $17.5 million gain from bargain purchase, related to the purchase value of the M/V ‘Hyundai Premium’ and the M/V ‘Hyundai Paramount’.

Operating surplus for the quarter ended March 31, 2014 was $31.2 million, which is $2.0 million higher than the $29.2 million from the fourth quarter of 2013 and $8.6 million higher than the $22.6 million of the first quarter of 2013. The operating surplus adjusted for the payment of distributions to the Class B unitholders was $27.2 million for the quarter ended March 31, 2014. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to the section “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure to net income.

Revenues for the first quarter of 2014 were $47.4 million, compared to $40.0 million in the first quarter of 2013; the increase is mainly a result of the Partnership’s increased fleet size and improving employment day rates for certain of the Partnership’s vessels.

Total expenses for the first quarter of 2014 were $31.6 million compared to $28.9 million in the first quarter of 2013; the increase is mainly a result of the increased fleet size of the Partnership. The vessel operating expenses for the first quarter of 2014 amounted to $14.8 million for the commercial and technical management of our fleet under the terms of our management agreements, compared to $12.6 million in the first quarter of 2013. The total expenses for the first quarter of 2014 also include $14.4 million in depreciation and amortization, compared to $11.9 million in the first quarter of 2013, with the difference principally the result of our increased fleet size. General and administrative expenses for the first quarter of 2014 amounted to $1.3 million, compared to $2.6 million in the first quarter of 2013, the decrease resulting from the Partnership’s Omnibus Incentive Compensation Plan, which vested fully in the third quarter of 2013.

Total other expense, net for the first quarter of 2014 amounted to $4.6 million compared to $3.5 million for the first quarter of 2013, the increase resulting from higher interest costs as a result of the increased indebtedness of the Partnership compared to the first quarter of 2013.

As of March 31, 2014, the Partners’ capital amounted to $767.7 million, which is $13.7 million lower than the Partners’ capital as of December 31, 2013, which amounted to $781.4 million. This decrease primarily reflects the payment of $25.0 million in distributions since December 31, 2013.

As of March 31, 2014, the Partnership’s total debt has decreased by $1.4 million to $581.9 million, compared to total debt of $583.3 million as of December 31, 2013, as a result of the loan amortization in one of our credit facilities.

Fleet Developments

The M/T Ayrton II (51,260 dwt, IMO II/III Chemical Product Tanker built 2009, STX Offshore & Shipbuilding Co., Ltd - South Korea) entered into a new charter with Engen Petroleum Ltd., the South African oil company, for a charter term of 18 months (+/- 30 days) for $15,350 gross per day, which commenced in April 2014. Previously the vessel was employed under a time charter to BP Shipping Ltd. at a gross rate of $15,000 per day.

The M/T Assos and M/T Atrotos were redelivered to us by Bluemarine Cargo, S.A. de C.V., as their respective bareboat charters expired during April 2014. Both vessels have been fixed to Capital Maritime & Trading Corp. (“CMTC”) for a period of 12 plus 12 months for $14,750 gross per day with the optional 12 months for $15,250 gross per day. Both charters are expected to commence during May 2014.

Market Commentary

Product tanker spot earnings softened in the first quarter of 2014, as adverse weather conditions in North America limited chartering activity and negatively affected arbitrage economics. Refinery maintenance in the region further limited production and exports from the U.S. Gulf, thus further reducing demand for MR product tankers.

The product tanker period market remained solid during the quarter, with charterers’ interest in MR tonnage remaining strong, while period rates remained at the highest levels since July 2009.

On the supply side, the ordering activity for MR tankers declined sharply during the first quarter of 2014, as most quality shipyards have now exhausted their capacity through 2016. Analysts expect that net fleet growth for product tankers for 2014 will be in the region of 3.9%, while overall demand for product tankers for the year is estimated to grow at 4.7%.

Suezmax spot earnings rose during the first quarter of 2014 to the highest level since the second quarter of 2010. Most of the gains were registered in the first half of the quarter as strong Chinese crude oil demand due to local stock building resulted in increased long-haul exports from West Africa to the Far East. In addition, long delays in the Turkish straits further contributed to the upward pressure on rates. As the quarter progressed, rates retreated following slower Chinese demand, while reduced weather disruptions resulted in increased Suezmax tonnage availability.

The period charter rates, despite a small improvement in the quarter, as well as the number of period fixtures in the Suezmax sector remained at historically low levels in the first quarter of 2014.

On the supply side, the Suezmax orderbook is among the lowest in the industry, corresponding to 7.3% of the current fleet. Suezmax tanker demand is expected to continue growing in 2014, driven by increased crude oil shipments from the Atlantic basin to the Far East. Overall, industry analysts forecast that Suezmax vessel demand is expected to grow by approximately 5.2% in the full year 2014, with net fleet growth projected at 1.5%.

Quarterly Common and Class B Unit Cash Distribution

On April 23, 2014, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per common unit for the first quarter of 2014, in line with management’s annual distribution guidance.  The first quarter common unit cash distribution will be paid on May 15, 2014, to unit holders of record on May 7, 2014.

In addition, on April 23, 2014, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the first quarter of 2014, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The first quarter Class B Unit cash distribution will be paid on May 9, 2014, to Class B Unitholders of record on May 2, 2014.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“We are very pleased to see the improved operating surplus of the Partnership for the first quarter 2014, which is primarily the result of the steps we have taken during 2013 to grow the Partnership by increasing our fleet size by a total of five container vessels, each with long term period coverage.

“The product tanker period market continued to be robust throughout the first quarter 2014 with solid period fixture activity, thus allowing the Partnership to employ a number of its product tankers at attractive period rates.”

Mr Lazaridis concluded: “I would like to reiterate our commitment to the $0.93 per unit annual distribution guidance going forward and to the continued enhancement of our financial flexibility and distribution coverage. We believe that the improved distribution coverage, the better tanker market fundamentals and potential growth opportunities provide a solid base for a potential upward revision of our annual distribution guidance in the future.”

Conference Call and Webcast

Today, April 30, 2014 at 10:00 a.m. Eastern Time (U.S.), the Partnership will host an interactive conference call.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners”.

A replay of the conference call will be available until May 7, 2014 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements

The statements in this press release that are not historical facts, including our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth and demand, newbuilding deliveries and slippage as well as market and charter rate expectations and expectations regarding our quarterly distributions, amortization payments, ability to pursue growth opportunities and grow our distributions and annual distribution guidance may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, OSG, A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd., Engen Petroleum Ltd. and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:
Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Nicolas Bornozis
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three month period ended March 31,
	2014	2013
Revenues	$30,768	$26,511
Revenues – related party	16,679	13,454
Total Revenues	47,447	39,965
Expenses:
Voyage expenses	1,016	1,772
Voyage expenses - related party	80	80
Vessel operating expenses	10,641	8,299
Vessel operating expenses - related party	4,186	4,297
General and administrative expenses	1,292	2,601
Depreciation & amortization	14,370	11,867
Operating income	15,862	11,049
Non operating income (expense), net:
Gain from bargain purchase	-	17,475
Other income (expense), net:
Interest expense and finance cost	(4,707)	(3,715)
Gain on interest rate swap agreement	-	4
Interest and other income	87	200
Total other expense, net	(4,620)	(3,511)
Net income	$11,242	$25,013
Preferred unit holders’ interest in Partnership’s net income	4,045	5,270
General Partner’s interest in Partnership’s net income	$141	$395
Common unit holders’ interest in Partnership’s net income	$7,056	$19,348
Net income per:
• Common units (basic and diluted)	$0.08	$0.28
Weighted-average units outstanding:
• Common units (basic and diluted)	88,440,710	68,383,911
Comprehensive income:
Partnership’s net income	$11,242	$25,013
Other Comprehensive income:
Unrealized gain on derivative instruments	-	462
Comprehensive income	$11,242	$25,475

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars, except number of units and earnings per unit)

Assets
Current assets	March 31, 2014	December 31, 2013
Cash and cash equivalents	$64,288	$63,972
Trade accounts receivable, net	3,459	4,365
Due from related parties	4	667
Above market acquired charters	-	612
Prepayments and other assets	1,437	1,376
Inventories	3,447	2,740
Total current assets	72,635	73,732
Fixed assets
Vessels, net	1,162,631	1,176,819
Total fixed assets	1,162,631	1,176,819
Other non-current assets
Above market acquired charters	126,975	130,770
Deferred charges, net	5,114	5,451
Restricted cash	15,000	15,000
Total non-current assets	1,309,720	1,328,040
Total assets	$1,382,355	$1,401,772
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$5,400	$5,400
Trade accounts payable	8,104	7,519
Due to related parties	7,806	13,686
Accrued liabilities	4,491	5,387
Deferred revenue	7,842	6,936
Total current liabilities	33,643	38,928
Long-term liabilities
Long-term debt	576,565	577,915
Deferred revenue	4,497	3,503
Total long-term liabilities	581,062	581,418
Total liabilities	614,705	620,346
Commitments and contingencies
Partners’ capital	767,650	781,426
Total liabilities and partners’ capital	$1,382,355	$1,401,772

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the Three month period ended March 31,
	2014	2013
Cash flows from operating activities:
Net income	$11,242	$25,013
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	14,370	11,867
Gain from bargain purchase	-	(17,475)
Amortization of deferred charges	149	46
Gain on interest rate swap agreements	-	(4)
Amortization of above market acquired charters	4,407	2,386
Equity compensation expense	-	1,169
Changes in operating assets and liabilities:
Trade accounts receivable	906	(2,187)
Due from related parties	663	-
Prepayments and other assets	(61)	(58)
Inventories	(707)	(777)
Trade accounts payable	958	1,014
Due to related parties	(5,880)	(127)
Accrued liabilities	(910)	399
Deferred revenue	1,953	(3,384)
Drydocking costs	(295)	-
Net cash provided by operating activities	26,795	17,882
Cash flows from investing activities:
Vessel acquisitions and improvements	(110)	(130,000)
Additions to restricted cash	-	(3,000)
Net cash used in investing activities	(110)	(133,000)
Cash flows from financing activities:
Proceeds from issuance of Partnership units	-	75,075
Expenses paid for issuance of Partnership units	-	(1,772)
Proceeds from issuance of long-term debt	-	54,000
Loan issuance costs	(1)	(11)
Payments of long-term debt	(1,350)	-
Dividends paid	(25,018)	(19,783)
Net cash (used in) / provided by financing activities	(26,369)	107,509
Net increase / (decrease) in cash and cash equivalents	316	(7,609)
Cash and cash equivalents at beginning of period	63,972	43,551
Cash and cash equivalents at end of period	$64,288	$35,942
Supplemental cash flow information
Cash paid for interest	$4,104	$3,461
Non-Cash Investing and Financing Activities
Private placement costs relating to Class B preferred units included in liabilities	$-	$791
Capital expenditures included in liabilities	$46	$-
Capitalized dry docking costs included in liabilities	$295	$-

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense and deferred revenue. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the three-month period ended March 31, 2014.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended March 31, 2014
Net income	$ 11,242
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	14,573
Deferred revenue	5,387
OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS DISTRIBUTION	31,202
Class B preferred units distribution	(4,034)
ADJUSTED OPERATING SURPLUS	27,168
Increase in recommended reserves	(6,183)
AVAILABLE CASH	20,985